Form 51-102F3
Material Change Report

Item 1	Name and Address of Company Silver Standard Resources Inc. #1180 - 999 West Hastings Street Vancouver, BC V6C 2W2
Item 2	Date of Material Change November 26, 2007
Item 3	News Release The news release dated November 26, 2007 was disseminated through Marketwire using several broad distribution networks in North America and the United Kingdom.
Item 4

Summary of Material Change

Silver Standard Resources Inc. reported that proven and probable silver reserves at Pirquitas have increased by 27 percent to 136 million ounces from 107.1 million ounces of silver.  In addition, tin reserves have increased by 29% to 113 million lbs and zinc reserves by 63% to 414 million lbs.  Tonnes of ore have increased by 13%, silver grade by 12%, tin grade by 14% and zinc grade by 44%.  The updated reserves are based on metal prices of US$9.35/ounce silver, US$3.65/lb tin and US$1.00/lb zinc.

Item 5	Full Description of Material Change
5.1 Full Description of Material Change See attached news release dated November 26, 2007.
5.2 Disclosure for Restructuring Transactions Not applicable.
Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8	Executive Officer Joseph J. Ovsenek, Senior Vice President, Corporate 604.689.3846
Item 9	Date of Report Dated at Vancouver, BC, this 26th day of November, 2007

November 26, 2007	News Release 07-23

SILVER STANDARD INCREASES PIRQUITAS RESERVES BY 27%
AND UPDATES CAPEX

Vancouver, B.C. -- Silver Standard Resources Inc. reports that proven and probable silver reserves at Pirquitas have increased by 27 percent to 136 million ounces from 107.1 million ounces of silver.  In addition, tin reserves have increased by 29% to 113 million lbs and zinc reserves by 63% to 414 million lbs.  Tonnes of ore have increased by 13%, silver grade by 12%, tin grade by 14% and zinc grade by 44%.  The updated reserves are based on metal prices of US$9.35/ounce silver, US$3.65/lb tin and US$1.00/lb zinc.

The updated reserves for Pirquitas, set out below, were estimated using the same pit shell and database as the initial Pirquitas proven and probable reserves. The initial reserves were based on metal prices of US$5.35/ounce silver, US$2.75/lb tin and US$0.42/lb zinc, reported in a news release of April 6, 2006 and set out in a technical report dated April 28, 2006 and amended as of May 9, 2006. The updated reserves were estimated by Paul MacRae, P.Eng., a qualified person under National Instrument 43-101.

Pirquitas Proven & Probable Reserves November, 2007 *

Class	Ore Tonnes (million)	Silver (g/tonne)	Tin (%)	Zinc (%)	Contained Silver (oz. in millions)
Proven	4.35	223.7	0.28	0.87	31.3
Probable **	16.99	191.6	0.23	0.88	104.7
Total Reserves	21.34	198.2	0.24	0.88	136.0

*      Reserve estimates based on a recovered silver equivalent cut-off of 75 g/tonne.
**      Includes 400,000 tonnes of jig tails grading 234 g/tonne Ag, 0.37% tin and 0.13% zinc.

The updated resources for Pirquitas, set out below, were estimated using a block model and prepared by James McCrea, P.Geo., a qualified person under National Instrument 43-101.

Pirquitas Total Measured, Indicated and Inferred Resources November, 2007*

Class	Tonnes (million)	Silver (g/tonne)	Tin (%)	Zinc (%)	Contained Silver (oz. in millions)
Measured	6.1	191.7	0.23	0.67	37.6
Indicated**	29.0	152.9	0.16	0.56	142.6
Inferred	5.1	182.3	0.10	0.24	29.9

*      30 grams silver per tonne cut-off/Includes the Proven and Probable Reserves set out above
**      Does not include 400,000 tonnes of jig tails grading 234 g/tonne Ag, 0.37% tin and 0.13 % zinc.

Capital Cost Estimate and Schedule Update

Following the production decision for Pirquitas in October 2006, Techint Compañía Técnica Internacional Saci, an international engineering firm based in Buenos Aires, was awarded the engineering, procurement and construction management contract for Pirquitas.  Techint’s work has progressed to the stage where an updated cost estimate has been provided for the project of US$220 million plus IVA.  To September 30, 2007, approximately US$40 million of the capital cost had been paid with firm commitments on a further US$60 million of the capital cost.  The balance of the capital cost to be committed of US$120 million includes a contingency of US$15 million.

A significant portion of the increase in capital cost is a result of increased costs in global construction materials and inflation pressures in Argentina, particularly labour, since the completion of the initial capital cost estimate of US$146 million plus IVA, which was based on 2005 cost estimates and described in a news release dated April 6, 2006.  In addition, US$13.6 million of the capital cost increase is related to the revised layout of the plant to accommodate future expansion of the plant.  See Additional Mineralization Identified below.

A comparison of the April 2006 capital cost estimate and the detailed engineering capital cost estimate of November 2007 is set out below.

Item Description	April 2006 US$ (in millions)	November 2007 US$(in millions)
Direct Costs
• Mine	32.9	41.7
• Plant	64.6	106.2
• Tailings	6.3	4.0
Total Direct Cost	103.8	151.9
IndirectCost	21.1	38.7
Contingency	14.8	15.0
Owner’s Cost	6.4	14.4
TOTAL COST	146.1	220.0

Pre-strip development of the open pit and construction of plant and infrastructure have commenced. As previously advised, the mill is scheduled for commissioning in the fourth quarter of 2008.

Financial Analysis

The mine is estimated to have a 10 year life, based on proven and probable reserves, producing an average of 10.9 million ounces of silver per year.  Based on the updated reserve and capital cost estimates, Silver Standard has estimated the following project after tax net present values on an all equity basis at reserve and current metal prices.

(See table next page)

Summary of Financial Analysis

Description	Metal prices			Net Present Value*		Unit Costs**
	Silver (US$/oz)	Tin (US$/lb)	Zinc (US$/lb)	NPV0 (M US$)	NPV5 (M US$)	Cash costs (US$/oz Ag)	Total costs (US$/oz Ag)
Average metal prices for the two years ending Dec. 31/06	9.35	3.65	1.00	333.7	189.3	1.51	3.73
LME Prices - November 21, 2007	14.55	7.28	1.02	868.2	585.8	-2.52	-0.49

*    NPV0 represents net present value at a 0% discount rate/NPV5 represents net present value at a 5% discount rate.
**            Cash costs and total costs are per ounce of silver net of tin and zinc credits.

Additional Mineralization Identified

In carrying out ore definition and condemnation drilling, material previously classified as waste has been determined to contain significant zinc and indium values.  Drill results include Hole AR-183 intersecting 2.15% zinc and 19 g/tonne indium over 98 meters and Hole AR-177 intersecting 1.21% zinc and 18 g/tonne indium over 169 meters.  Based on these values, Silver Standard has initiated a program of in-pit and pit wall drilling.  As demonstrated on the plan and cross section attached to this news release (which are all available for viewing at www.silverstandard.com), potential economic mineralization exists both in the pit and pit walls.  Drilling will continue at 50 meter centers in order to better define the mineralization.  An updated reserve estimate using all drill data is expected to be completed in the first half of 2008.

Finances

At September 30, 2007, Silver Standard had working capital of $140 million, including $108 million in cash, and had expended approximately US$40 million on Pirquitas.  Silver Standard also has $57 million face value in asset-backed commercial paper, written down to $53.4 million and has initiated the process for the sale of the Shafter Project in Texas.  In November 2007, Silver Standard granted Standard Bank a mandate to arrange a syndicated US$75 million project loan on the basis that there would be no hedging of production.  Due diligence is underway with documentation to begin shortly.  Standard Bank is a leading global banking force in resource banking. It operates from 18 countries in Africa and 20 more on other continents, including the key financial centers of Europe, the Americas and Asia, with assets of over $160 billion and over 46,000 employees globally.

With expenditures to date, cash available and the debt facility, Silver Standard has the funds to complete the construction of Pirquitas and advance its other projects as planned.

A conference call with management to review the project update is scheduled on Monday, November  26, 2007 at 8:30 a.m. EST.

Toll-free in North America:                                                                1-866-400-3310
Toronto local and overseas:                                                                1-416-850-9144

Replay will be available for one week by calling toll free in North America: 1-866-245-6755, passcode 340496; local and overseas callers may telephone 1-416-915-1035, passcode 340496. The audio file will also be available on the company’s web site after November 26, 2007.

Paul MacRae, P.Eng., Project Manager, Pirquitas, Silver Standard Resources Inc. (Silver Standard), is the Qualified Person responsible for process plant and infrastructure, capital and operating costs and proven and probable reserves; James McCrea, P.Geo., Silver Standard, is the Qualified Person responsible for mineral resources; and Ken McNaughton, P.Eng., Vice President, Exploration, Silver Standard, is the Qualified Person responsible for exploration. Exploration samples were sent to the ALS-Chemex sample preparation lab in Mendoza, and analyzed in Antofagasta, Chile by total fusion followed by a 38 element mass spectrometry ICP, including indium. Samples with over 1% lead, zinc or tin were re-analyzed using a four acid digestion followed by AA. (Source: Silver Standard Resources Inc.)

For further information, contact:

Robert A. Quartermain, President Silver Standard Resources Inc. Vancouver, B.C. (604) 689-3846	Paul LaFontaine, Director, Investor Relations Silver Standard Resources Inc. Vancouver, B.C. N.A. toll-free: (888) 338-0046 Direct: (604) 484-8212 E-Mail: invest@silverstandard.com

To receive Silver Standard’s news releases by e-mail, contact Paul LaFontaine, director, investor relations at invest@silverstandard.com or call (888) 338-0046.  The TSX has neither approved nor disapproved of the information contained herein.

Statements contained in this news release that are not historical fact, such as statements regarding the economic prospects of the company’s projects, future plans or future revenues, timing of development or potential expansion or improvements, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties include, but are not limited to, the company’s ability to raise sufficient capital to fund development, changes in economic conditions or financial markets, changes in prices for the company’s mineral products or increases in input costs, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in Argentina or Canada, technological and operational difficulties or inability to obtain permits encountered in connection with exploration and development activities, labour relations matters, and changing foreign exchange rates, all of which are described more fully in the company’s filings with the Securities and Exchange Commission.

Cautionary note to U.S. investors:  The terms “measured mineral resource”, “indicated mineral resource”, and “inferred mineral resource” used in this news release are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves.  We advise U.S. investors that while such terms are recognized and permitted under Canadian regulations, the SEC does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in the measured and indicated categories will ever be converted into reserves.  “Inferred mineral resources” in particular have a great amount of uncertainty as to their economic feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules estimates of inferred mineral resources may not generally form the basis of feasibility or other economic studies.  U.S. investors are cautioned not to assume that any part of all of an inferred mineral resource exists, or is economically or legally mineable.  Disclosure of contained metal expressed in ounces is in compliance with NI 43-101, but does not meet the requirements of Industry Guide 7 of the SEC, which will only accept the disclosure of tonnage and grade estimates for non-reserve mineralization.